Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Second Quarter Fiscal 2014 Financial Results

TORONTO, ON, February 12, 2014 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the three and six month periods ended December 31, 2013.

Selected Highlights

Highlights for the Company during the six month period ended December 31, 2013 and up to the date of this MD&A include the following:

ELND005:

•	December 18, 2013 – Perrigo Company plc “(Perrigo”) completed its acquisition of Elan Pharmaceuticals and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah for the development and commercialization of ELND005;

•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down Syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration (FDA) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (NPS) in Alzheimer's disease (AD). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation. Transition's licensing partner, Elan is responsible for all development and commercialization activities and costs of ELND005;

TT601:

•	July 23, 2013 - Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis ("OA") pain. TT601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014;

Corporate Developments:

•	August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per unit.

Financial Liquidity

The Company’s cash, cash equivalents and short term investments were $36,387,207 at December 31, 2013.

In light of the recent private placement, the Company’s cash projections indicate that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

For the three month period ended December 31, 2013, the Company recorded a net loss of $1,253,772 ($0.04 loss per common share) compared to net loss of $2,754,534 ($0.10 loss per common share) for the three month period ended December 31, 2012.

For the six month period ended December 31, 2013, the Company recorded a net loss of $3,584,958 ($0.12 loss per common share) compared to a net income of $4,981,512 ($0.19 income per common share) for the six month period ended December 31, 2012.

Net loss decreased $1,500,762 during the three month period ended December 31, 2013 compared to the three month period ended December 31, 2012. The decrease in net loss during this three month period is mainly due to decreases in research and development expenses and increased foreign exchange gains. The decrease in net loss has been partially offset by increased general and administrative expenses.

Net loss increased $8,566,470 during the six month period ended December 31, 2013 compared to the six month period ended December 31, 2012. The increase in net loss for the six month period ended December 31, 2013 is largely attributed to the revenue recognized during the first quarter of fiscal 2013 resulting from the $10,815,200 (US$11 million) milestone payment received from Elan upon the commencement of the next ELND005 clinical trial. The increase in net loss is also attributed to increases in general and administrative expenses, which has been offset by decreases in research and development expenses and an increase in the foreign exchange gain recognized in the quarter.

Revenue

Revenue is nil in both the three month periods ended December 31, 2013 and 2012.

Revenue is nil in the six month period ended December 31, 2013 compared to $10,815,200 (US$11,000,000) for the six month period ended December 31, 2012.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company recognized $10,815,200 (US$11,000,000) as revenue during the three month period ended September 30, 2012 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial.

Research and Development

Research and development expenses decreased by $981,490 from $2,141,257 for the three month period ended December 31, 2012 to $1,160,767 for the three month period ended December 31, 2013. For the six month period ended December 31, 2013, Research and development expenses decreased $2,027,190 to $2,168,613 from $4,195,803 for the same period in fiscal 2013.

The decreases in research and development expenses for both the three and six month periods ended December 31, 2013 are primarily due to decreases in clinical development costs related to diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology which have been partially offset by an increase in clinical development costs related to TT601.

General and Administrative

General and administrative expenses increased by $124,279 from $849,440 for the three month period ended December 31, 2012 to $973,719 for the three month period ended December 31, 2013. For the six month period ended December 31, 2013, general and administrative expenses increased $254,737 to $1,921,079 from $1,666,342 for the same period in fiscal 2013.

The increases in general and administrative expenses for both the three and six month periods ended December 31, 2013 are primarily due to increases in legal consulting fees and increased business and corporate development activities.

About Transition

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease, Bipolar Disorder and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. Transition has also in-licensed a lead drug candidate from Lilly in the area of osteoarthritis pain (TT601).

The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	December 31, 2013	June 30, 2013

Assets
Current assets
Cash and cash equivalents	32,341,634	23,067,937
Short term investments	4,045,573	5,057,702
Other receivables	82,797	35,792
Investment tax credits receivable	291,049	180,652
Prepaid expenses and deposits	430,563	359,164
	37,191,616	28,701,247

Non-current assets
Property and equipment	156,211	168,034
Intangible assets	8,418,534	8,938,674
Total assets	45,766,361	37,807,955

Liabilities
Current liabilities
Trade and other payables	523,168	874,149
Current portion of contingent consideration payable	2,321,373	2,321,373
	2,844,541	3,195,522

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958
Leasehold inducement	17,147	22,863
	4,296,646	4,653,343

Equity attributable to owners of the Company
Share capital	174,889,554	165,367,524
Warrants	2,025,839	-
Contributed surplus	14,768,221	14,768,002
Share-based payment reserve	2,703,975	2,352,002
Deficit	(152,917,874)	(149,332,916)
	41,469,715	33,154,612

Total liabilities and equity	45,766,361	37,807,955

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended December 31, 2013 and 2012

(Unaudited)

In Canadian Dollars	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012

Revenues
Licensing fees	-	10,815,200	-	-
Expenses
Research and development	2,168,613	4,195,803	1,160,767	2,141,257
Selling, general and administrative expenses	1,921,079	1,666,342	973,719	849,440

Operating income (loss)	(4,089,692)	4,953,055	(2,134,486)	(2,990,697)

Interest income	102,868	68,489	56,731	34,872
Foreign exchange gain (loss)	401,866	(40,032)	823,983	201,291
Net income (loss) and comprehensive income (loss) for the period	(3,584,958)	4,981,512	(1,253,772)	(2,754,534)
Basic and diluted net income (loss) per common share	(0.12)	0.19	(0.04)	(0.10)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com